Sibanye Stillwater Limited

Reg. 2014/243852/06

Registered Address:

Constantia Office Park

Bridgeview House • Building 11 • Ground Floor

Cnr 14th Avenue & Hendrik Potgieter Road

Weltevreden Park • 1709

Postal Address:

Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Kevin Dougherty, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-7010

United States of America

By EDGAR	January 13, 2020

Re:                          Sibanye Stillwater Ltd (the “Company”)

Registration Statement on Form F-4

Filed January 10, 2020

File No. 333-234096

Dear Mr. Dougherty,

The Company hereby respectfully requests that the effectiveness of the above-captioned registration statement (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) be accelerated so that it will be made effective at 4:00 pm Eastern Time on January 14, 2020, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact the undersigned at +27 11 278 9600 or our U.S. legal counsel, Thomas B. Shropshire, Jr. of Linklaters LLP, at +44 20 7456 3223.

Sincerely,

/s/ Pieter Henning
Pieter Henning
Executive Director

cc:        Charl Keyter, Sibanye Gold Limited
Lance Tomlinson, EY
Henning Opperman, KPMG
Thomas B. Shropshire, Jr., Linklaters LLP

www.sibanyestillwater.com

Directors: Pieter Henning, Martin van der Walt, Cheryl van Zyl, Philip van der Westhuizen

Lerato Matlosa (Corporate Secretary)